Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,	2012	2011*
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

Basic and diluted EPS:
Loss from continuing operations attributable to Ampal’s shareholders	$(218,217)	$(56,163)
Income from discontinued operations, net of tax	-	34,066
Net Loss attributable to Ampal’s shareholders	(218,217)	(22,097)
Earnings (loss) per share of Class A Stock:
Loss from continuing operations	(77.75)	(20.01)
Income from discontinued operations, net of tax	-	12.14
	$(77.75)	$(7.87)

Shares used in calculation	2,807	2,807
(*) Retroactively adjusted to reflect a reverse stock split.